Exhibit 99.4

Audited Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

1

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Abitibi Royalties Inc.

Opinion

We have audited the accompanying consolidated financial statements of Abitibi Royalties Inc., which comprise the consolidated statements of financial position as at December 31 2020 and December 31, 2019, and the related consolidated statements of net income, statement of comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the consolidated financial statements including a summary of significant accounting policies.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Abitibi Royalties Inc. as of December 31 2020 and December 31, 2019, and consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Abitibi Royalties Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Abitibi Royalties Inc. ’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

2

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Abitibi Royalties Inc. ’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Abitibi Royalties Inc. ’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ MNP LLP

Ottawa, Ontario

January 5, 2022

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ABITIBI ROYALTIES INC.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

		As at	As at
		December 31,	December 31,
	Notes	2020	2019
ASSETS
Current
Cash		$12,998,678	$2,457,178
Restricted cash	9	385,415	-
Royalty receivable	8	425,180	999,252
Other receivables	6	108,926	54,924
Prepaid expenses		41,152	14,397
Total current assets		13,959,351	3,525,751
Non-current
Exploration and evaluation assets	7	151,701	-
Investments	9	49,501,916	50,636,738
TOTAL ASSETS		$63,612,968	$54,162,489

LIABILITIES
Current
Accounts payable and accrued liabilities	16	$727,968	$361,314
Income taxes payable	11	2,464,798	-
Derivative financial instruments	10	4,243,318	8,979,047
Total current liabilities		7,436,084	9,340,361
Non-current
Deferred tax liabilities	11	2,693,658	3,245,785
Total Liabilities		10,129,742	12,586,146

EQUITY
Capital stock	12	11,751,929	11,797,244
Retained earnings		41,731,297	29,779,099
Total Equity		53,483,226	41,576,343
TOTAL LIABILITIES AND EQUITY		$63,612,968	$54,162,489

Commitments (note 20)

Subsequent events (note 21)

“David Garofalo”	“Josephine Man”
(signed David Garofalo)	(signed Josephine Man)
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

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ABITIBI ROYALTIES INC.

Consolidated Statements of Net Income and Comprehensive Income

(Expressed in Canadian Dollars)

		For the year ended December 31,
	Notes	2020	2019
Revenues
Royalties	8	$685,698	$3,037,260
Dividends		639,938	437,418
Mining option revenue	7	48,684	-
		1,374,320	3,474,678
Operating expenses
Salaries and employee benefits	16	1,587,507	1,260,375
Professional fees	14	559,351	549,280
Office expenses		88,786	78,070
Advertising and promotion		15,295	33,617
Travel and transport		8,028	44,024
Royalty interests	8	37,701	550
		2,296,668	1,965,916
Operating income (loss)		(922,348)	1,508,762
Other income (costs)
Change in fair value of investments		7,150,480	16,942,272
Change in fair value of derivatives		7,881,792	(5,495,670)
Change in fair value of derivatives resulting from foreign exchange		383,345	249,059
Foreign exchange gain (loss)		2,153,552	(76,625)
Commissions		(120,154)	(62,843)
Interest expense		(3,804)	(2,231)
Interest income		71,375	10,189
		17,516,586	11,564,151
Net income before income tax		16,594,238	13,072,913
Current tax expense	11	2,464,798	-
Deferred tax expense (recovery)	11	(552,127)	1,813,320
Income tax expense		1,912,671	1,813,320
Net income and comprehensive income for the year		$14,681,567	$11,259,593

Earnings per share
Basic	15	$1.17	$0.90
Diluted	15	$1.17	$0.90
Weighted average number of common shares
outstanding
Basic	15	12,497,653	12,513,118
Diluted	15	12,497,653	12,513,118

The accompanying notes are an integral part of the consolidated financial statements.

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ABITIBI ROYALTIES INC.

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Notes	Number of Common shares outstanding	Capital Stock	Contributed Surplus	Retained earnings	Total Equity
Balance as at January 1, 2020		12,522,411	$11,797,244	$-	$29,779,099	$41,576,343
Common shares repurchased and cancelled	12	(48,100)	(45,315)	-	(948,736)	(994,051)
Dividends paid	12	-	-	-	(1,780,633)	(1,780,633)
Net income and total comprehensive income		-	-	-	14,681,567	14,681,567
Balance as at December 31, 2020		12,474,311	$11,751,929	$-	$41,731,297	$53,483,226

Balance as at January 1, 2019		12,502,340	$11,460,462	$166,704	$19,993,225	$31,620,391
Common shares issued on exercise of options	12	81,171	393,417	(166,704)	-	226,713
Common shares repurchased and cancelled		(61,100)	(56,635)	-	(722,014)	(778,649)
Dividends paid	12	-	-	-	(751,705)	(751,705)
Net income and total comprehensive income		-	-	-	11,259,593	11,259,593
Balance as at December 31, 2019		12,522,411	$11,797,244	$-	$29,779,099	$41,576,343

The accompanying notes are an integral part of the consolidated financial statements.

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ABITIBI ROYALTIES INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

		For the year ended December 31,
	Notes	2020	2019
OPERATING ACTIVITIES
Net income for the year		$14,681,567	$11,259,593
Adjustment:
Change in fair value of investments		(7,150,480)	(16,942,272)
Change in fair value of derivatives		(8,265,137)	5,246,611
Option revenue		(48,684)	-
Royalty interests		37,701	550
Deferred tax expense	11	(552,127)	1,813,320
Foreign exchange loss		429,173	76,625
Changes in working capital items:
Royalty receivable		574,072	(985,147)
Other receivables		(29,002)	(13,594)
Prepaid expenses		(26,755)	(2,397)
Accounts payable and accrued liabilities		366,654	(70,724)
Income taxes payable		2,464,798	-
Cash flows from operating activities		2,481,780	382,565

INVESTING ACTIVITIES
Proceeds from settlement of derivative financial instruments	9	31,770,315	781,613
Payment on settlement of derivative financial instruments	9	(23,566,713)	-
Proceeds from sale of derivative financial instruments		3,582,525	1,267,608
Repurchase of derivative financial instruments		(53,116)	(131,050)
Increase in restricted cash		(385,415)	-
Additions to investments		(484,624)	(202,671)
Acquisition of royalty interests		(37,701)	(550)
Proceeds from sale of other investments		638,825	50,418
Proceeds from mining option agreement		50,000	-
Acquisition of exploration and evaluation assets		(250,519)	-
Cash flows from investing activities		11,263,577	1,765,368

FINANCING ACTIVITIES
Issuance of capital stock		-	226,713
Dividends paid		(1,780,633)	(751,705)
Capital stock repurchased and cancelled		(994,051)	(778,649)
Cash flows used by financing activities		(2,774,684)	(1,303,641)
Effect of foreign exchange rate changes on cash		(429,173)	(76,625)
Net increase in cash		10,541,500	767,667
Cash, beginning of year		2,457,178	1,689,511
Cash, end of year		$12,998,678	$2,457,178

Additional cash flow information
Cash transactions:
Interest received related to operating activities:		$71,375	$10,189
Dividends received related to investing activities:		614,306	416,339
Royalties received related to operating activities:		1,259,770	2,052,918

The accompanying notes are an integral part of the consolidated financial statements.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

1) NATURE OF OPERATIONS

Abitibi Royalties Inc. (the “Company”) and its subsidiary are engaged in building a royalty company by acquiring royalties and by exploring, evaluating and promoting its mineral properties and other projects.

The Company was incorporated on February 18, 2010 under the Business Corporations Act of British Columbia.

The Company has a wholly-owned subsidiary, Abitibi Royalties (USA) Inc. (“Abitibi USA”), incorporated in the State of Nevada, USA on August 25, 2020. Abitibi USA’s principal office is located at 5441 Kietzke Lane, Reno, Nevada USA 89511.

As at December 31, 2020, Golden Valley Mines and Royalties Ltd., formerly Golden Valley Mines Ltd., (“Golden Valley”), a controlling shareholder, held a 44.93% (December 31, 2019 – 44.76%) interest in the Company.

As a result of the business combination completed on November 5, 2021 (see Note 21 “Subsequent Events”), the Company became a wholly-owned subsidiary of Gold Royalty Corp. (“Gold Royalty”), a company incorporated and domiciled in Canada with common shares and common share purchase warrants listed on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively. An application was made for the Company to cease to be reporting issuers under applicable Canadian securities laws and to otherwise terminate the Company’s public reporting requirements, which application was accepted on November 22, 2021. Furthermore, the location of the registered office of the Company changed to 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. Similarly, the location of the principal address of the Company changed to 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

2) BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared using the historical cost convention, as modified by revaluation of certain financial instruments, which are measured in accordance with the policy described in note 4. Accounting policies are consistently applied to all years presented, unless otherwise stated.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company`s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 5.

Even though the Company holds significant investments in other entities, it does not qualify as an investment entity under IFRS 10 “Consolidated Financial Statements”.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2) BASIS OF PRESENTATION (continued)

Subsidiaries

These consolidated financial statements include the accounts of Abitibi Royalties Inc and its wholly-owned subsidiary, Abitibi Royalties (USA) Inc. Subsidiaries are consolidated where the Company has the ability to exercise control. Control of an investee exists when the Company is exposed to variable returns from the Company’s involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation.

Approval of Financial Statements

These financial statements were approved for issuance by the Board of Directors on January 5, 2022.

3) ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company.

Management anticipates that all of the pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of each pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

In May 2020, the IASB issued a package of narrow-scope amendments to three standards (IFRS 3 “Business Combinations”, IAS 16 “Property, Plant and Equipment” and IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”) as well as the IASB’s Annual Improvements to IFRS Standards 2018 - 2020. These amendments to existing IFRS standards are to clarify guidance and wording, or to correct for relatively minor unintended consequences, conflicts or oversights. These amendments are effective for annual periods beginning on or after January 1, 2022. The Company is assessing the potential impact of these narrow-scope amendments.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been applied in the preparation of these financial statements are summarized below.

a) Accounting standards issued and in effect during the year

IAS 1 “Presentation of Financial Statements” (“IAS 1”)

IAS 1 sets out the overall requirements for financial statements, including how they should be structured, the minimum requirements for their content and overriding concepts such as going concern, the accrual basis of accounting and the current/non-current distinction. The standard requires a complete set of financial statements to comprise a statement of financial position, a statement of profit or loss and other comprehensive income, a statement of changes in equity and a statement of cash flows.

IAS 1 has been revised to incorporate a new definition of “material” and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) has been revised to refer to this new definition in IAS 1. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

On January 1, 2020, the Company adopted IAS 1 and concluded that, based on its current operations, the adoption of IAS 1 had no significant impact on the Company’s financial statements.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

IAS 8 is applied in selecting and applying accounting policies, accounting for changes in estimates and reflecting corrections of prior period errors. The standard requires compliance with any specific IAS applying to a transaction, event or condition, and provides guidance on developing accounting policies for other items that result in relevant and reliable information. Changes in accounting policies and corrections of errors are generally retrospectively accounted for, whereas changes in accounting estimates are generally accounted for on a prospective basis. The amendment is effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

On January 1, 2020, the Company adopted IAS 8 and concluded that, based on its current operations, the adoption of IAS 8 had no significant impact on the Company’s financial statements.

b) Foreign currency translation

Functional and presentation currency

These financial statements are presented in Canadian dollars, which is the Company and the subsidiary’s functional currency.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency, using the exchange rates prevailing at the dates of the transactions (spot exchange rates), except for sales and repurchases of option contracts which are translated at average rates of exchange prevailing during the period, which materially approximate the exchange rates on the transaction dates. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in foreign currency at year-end exchange rates recognized in profit or loss.

Non-monetary items are not re-translated at year-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the dates when fair value was determined.

c) Revenue recognition

Revenue comprises the fair value of the consideration received or receivable arising from the use by others of the Company’s assets yielding royalties, interest, dividends and option income when the amount received from mining option agreements exceeds the carrying costs of mineral properties under option. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Company and when the specific criteria have been met for each of the Company’s activities as described below.

Royalties

Royalties consist of revenues earned directly from royalty agreements. Revenue recognition generally occurs in the month of production from the royalty property. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amounts pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and accordingly, revenue recognition is deferred.

Dividends

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established (provided that it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably).

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Option income

Option income is recognized on an accrual basis in accordance with the substance of the relevant agreements. Shares received under option agreements are valued at fair value which is determined at quoted market prices if the shares are quoted on an active market. If the market for the shares is not active, fair value is established by using a valuation technique. Option income is initially recorded as a credit against the carrying costs of the mineral property and deferred exploration expenses until they are fully recovered.

d) Cash and restricted cash

Cash is comprised of cash in bank and demand deposits, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

Restricted cash relates to funds held as collateral on the put option contracts referred to in the derivative financial instruments section below. The funds will become unrestricted once the put option contracts are exercised, repurchased or expired.

e) Royalty interests

Royalty interests consist of acquired net smelter returns on exploration and evaluation stage properties. Royalty interests for exploration and evaluation assets are recorded at cost and capitalized in accordance with IFRS 6 “Exploration for and Evaluation of Mineral Resources” (“IFRS 6”). Acquisition costs of exploration and evaluation royalty interests are capitalized and are not depleted until such time as revenue generating activities begin. Royalty interests for exploration and evaluation assets are assessed for impairment in accordance with IFRS 6 and are measured for any impairment in accordance with IAS 36 “Impairment of Assets” (“IAS 36”). An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. An interest that has previously been classified as exploration and evaluation is also assessed for impairment before reclassification to development or production, and the impairment loss, if any, is recognized in net income.

f) Exploration and evaluation expenditures and exploration and evaluation assets

Exploration and evaluation expenditures are costs incurred in the course of initial search for mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Costs incurred before the legal right to undertake exploration and evaluation activities are recognized in profit or loss when they are incurred.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation expenditures and exploration and evaluation assets (continued)

Once the legal right to undertake exploration and evaluation activities has been obtained, all costs of acquiring mineral rights or options to acquire such rights (option agreement), expenses related to the exploration and evaluation of mining properties, less refundable tax credits related to these expenses, are recognized as exploration and evaluation assets. Expenses related to exploration and evaluation include topographical, geological, geochemical and geophysical studies, exploration drilling, trenching, sampling and other costs related to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource. The various costs are capitalized on a property-by-property basis pending determination of the technical feasibility and commercial viability of extracting a mineral resource. These assets are recognized as intangible assets and are carried at cost less any accumulated impairment losses. No depreciation expenses are recognized for these assets during the exploration and evaluation phase.

Whenever a mining property is considered no longer viable, or is abandoned, the capitalized amounts are written down to their recoverable amounts. The difference is then immediately recognized in profit or loss.

When technical feasibility and commercial viability of extracting a mineral resource are demonstrable, exploration and evaluation assets related to the mining property are transferred to property and equipment in Mining assets under construction. Before the reclassification, exploration and evaluation assets are tested for impairment and any impairment loss is recognized in profit or loss before reclassification.

Although the Company has taken steps to verify title to the mining properties in which it holds an interest in accordance with industry practices for the current stage of exploration and development of such properties, these procedures do not guarantee the validity of the Company’s titles. Title to property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

To date, neither the technical feasibility nor the commercial viability of extracting a mineral resource has been demonstrated.

Impairment of exploration and evaluation assets

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at a cash-generating unit level. Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an asset or cash-generating unit is reviewed for impairment.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of exploration and evaluation assets (continued)

Impairment reviews for exploration and evaluation assets are carried out on a project-by-project basis, with each project representing a potential single cash-generating unit. An impairment review is undertaken when indicators of impairment arise, but typically when one of the following circumstances apply:

a)	the right to explore the areas has expired or will expire in the near future with no expectation of renewal;
b)	no further exploration or evaluation expenditures in the areas are planned or budgeted;
c)	no commercially viable deposits have been discovered, and the decision has been made to discontinue exploration in the area;
d)	sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

Additionally, when technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the exploration and evaluation assets of the related mining property are tested for impairment before these items are transferred to property and equipment.

An impairment loss is recognized in profit or loss for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less cost to sell and its value in use. An impairment loss is reversed if the asset’s or cash-generating unit’s recoverable amount exceeds its carrying amount. The amount of such reversal is limited to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined had no impairment loss previously been recognized.

g) Provisions

Provisions are recognized when present legal or constructive obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

The Company’s operations are governed by government environment protection legislation. Environmental consequences are difficult to identify in terms of amounts, timetable and impact.

As of the reporting date, management believes that the Company’s operations are in compliance with the current laws and regulations. Site restoration costs currently incurred are negligible.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions (continued)

When the technical feasibility and commercial viability of extracting a mineral resource have been demonstrated, a restoration provision will be recognized in the cost of the mining property when there is constructive commitment that has resulted from past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be measured with sufficient reliability. No liability is recognized if an outflow of economic resources as a result of present obligations is not probable. Such situations are disclosed as contingent liabilities unless the outflow of resources is remote.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate. At December 31, 2020 and 2019, there is no provision in the consolidated statement of financial position.

h) Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. A financial asset is derecognized when its contractual rights to the cash flows that compose the financial asset expire or substantially all the risks and rewards of the asset are transferred. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within financing income and financing expense, respectively. Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Classification

Financial Assets/Liabilities	Classification
Cash	Financial Asset at amortized cost
Restricted cash	Financial Asset at amortized cost
Royalty and other receivables	Financial Asset at amortized cost
Investments	Fair value through profit and loss (“FVTPL”)
Accounts payable and accrued liabilities	Financial Liabilities at amortized cost
Derivative financial instruments	FVTPL

The Company determines the classification of financial assets at initial recognition. The classification of its instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h) Financial Instruments (continued)

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them at fair value through other comprehensive income (“FVTOCI”). Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment for a financial asset.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of net income (loss) and comprehensive income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of net income (loss) and comprehensive income (loss) in the period in which they arise. Where Company has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company recognizes in the statements of net income (loss), as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings and the negligible historical level of dividends default, the loss allowance was $nil as at December 31, 2020 and 2019.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i) Income taxes

Tax expense recognized in profit or loss comprises the sum of deferred and current tax not recognized in other comprehensive income or directly in equity.

Current tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and laws that have been enacted or substantively enacted by the end of the reporting period. The Company periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with shares in subsidiaries and associates is not provided if reversal of these temporary differences can be controlled by the Company and it is probable that the reversal will occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to set off current tax assets and liabilities from the same taxation authority. Changes in deferred tax assets or liabilities are recognized as deferred tax expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

j) Equity

Capital stock

Capital stock represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If shares are issued when stock options and warrants are exercised, the capital stock account also comprised the compensation costs previously recorded as contributed surplus. In addition, if shares were issued as consideration for the acquisition of a mineral property or some other form of non-monetary assets, they are measured at their fair value according to the quoted price on the day of the conclusion of the agreement.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Unit placements

Proceeds from unit placements are allocated between shares and warrants issued using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds is allocated to warrants.

Other elements of equity

Contributed surplus includes charges related to stock options and warrants until such stock options and warrants are exercised.

Retained earnings include all current and prior period retained profits and losses.

Purchase for cancellation

When shares are purchased for cancellation, the carrying amount of the shares is recognized as a deduction of share capital. The difference between the purchase price and the carrying amount is charged to contributed surplus and then to retained earnings for any amounts in excess of total contributed surplus related to shares repurchased.

k) Share based remuneration

Stock options plan

The Company operates an equity-settled share-based payment plan for its eligible directors, officers, and employees. The Company’s plan does not feature any options for a cash settlement.

All goods and services received in exchange for the grant of any share-based payments are measured at their fair values, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, the Company measures their value indirectly by reference to the fair value of the equity instruments granted. For the transactions with employees and others providing similar services, the Company measures the fair value of the services received by reference to the fair value of the equity instruments granted.

All equity-settled share-based payments (except equity-settled share-based payments to brokers) are ultimately recognized as an expense in the profit or loss or capitalized as an exploration and evaluation asset, depending on the nature of the payment with a corresponding credit to contributed surplus, in equity. Equity-settled share-based payments to brokers, in respect of an equity financing are recognized as issuance costs of the equity instruments with a corresponding credit to contributed surplus, in equity.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k) Stock option plan (continued)

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of stock options expected to vest. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised if there is any indication that the number of stock options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior period if stock options ultimately exercised are different to that estimated on vesting.

Upon exercise of stock options, the proceeds received net of any directly attributable transaction costs are recorded as capital stock. The accumulated charges related to the stock options recorded in contributed surplus are then transferred to capital stock.

l) Basic and diluted earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net income (loss) attributable to common equity holders of the Company by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options warrants and restricted share units.

When a loss is incurred during a period, basic and diluted loss per share are the same because the exercise of share equivalents is then considered to be anti-dilutive.

To determine the dilutive impact of stock options, the Company uses the Treasury Stock Method which assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase the maximum number of common shares of the Company at the average market price during the period. The assumption of exercise is not reflected in the calculation of earnings per share when the exercise price of the share equivalents considered individually exceeds the average market price for the period.

m) Segmental reporting

The Company presents and discloses segmental information based on information that is regularly reviewed by the Chief Executive Officer and the Board of Directors. The allocation of resources between the different operating segments and the assessment of the performance of the operating segments is the responsibility of the Chief Executive Officer.

The Company has determined that it has only one operating segment: the acquisition and management of royalties.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

5) JUDGMENTS, ESTIMATES AND ASSUMPTIONS

When preparing the financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses.

a) Significant management judgments

The following are significant management judgements in applying the accounting policies of the Company that have the most significant effect on the financial statements.

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty. In properties where the Company holds royalty interests, there has been temporary operational restrictions due to the ongoing COVID-19 pandemic, including operations being previously placed under care and maintenance and thereafter the resumption of mining activities.

In the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company’s valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates

Classification of financial instruments

All financial assets are classified in one of the following categories: fair value through profit or loss or financial assets at amortized costs. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets upon initial recognition.

Recognition of deferred tax assets and measurement of income tax expense

Management continually evaluates the likelihood that its deferred tax assets could be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. By its nature, this assessment requires significant judgement.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

5) JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Functional currency

These financial statements are presented in Canadian dollars, which is the Company and subsidiary’s functional currency. The determination of functional currency is determined based on management’s assessment of the economic environment in which it operates.

b) Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

Impairment of exploration and evaluation assets

Determining if there are any facts and circumstances indicating impairment loss or reversal of impairment losses is a subjective process involving judgement and a number of estimates and interpretations in many cases.

When an indication of impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset or the cash-generating units must be estimated. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs must be determined.

In assessing impairment, the Company must make some estimates and assumptions regarding future circumstances, in particular, whether an economically viable extraction operation can be established, the probability that the expenses will be recovered from either exploitation or sale when the activities have not reached a stage that permits a reasonable assessment of the existence of reserves, the Company’s capacity to obtain financial resources necessary to complete the evaluation and development and to renew permits. Estimates and assumptions may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in profit or loss in the period when the new information becomes available.

No impairment loss of the exploration and evaluation assets has been recognized in profit or loss in the year ended December 31, 2020 and 2019. No reversal of impairment losses has been recognized for the reporting periods.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

5) JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Impairment of royalty interests

The assessment of the fair values of royalty interests requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, mineral reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications. These estimates and assumptions are, by their very nature, subject to interpretation and uncertainty. Changes in any of these estimates and assumptions, which certain estimates and assumptions are provided by the operators of the properties, used in determining the fair value of the royalty interests could impact the impairment analysis.

Share-based payments

The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Company has made estimates as to the expected volatility, the probable life of share options granted and the time of exercise of those share options. The model used by the Company is the Black-Scholes valuation model.

6) OTHER RECEIVABLES

	As at	As at
	December 31,	December 31,
	2020	2019
Dividend receivable	$70,361	44,729
Mining option receivable (note 7)	25,000	-
Sales taxes recoverable	13,565	10,195
	$108,926	$54,924

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

7) EXPLORATION AND EVALUATION ASSETS

The change in Exploration and Evaluation Assets for the years ended December 31, 2020 and 2019 is as follows:

	As at			As at	As at
	January 1,			December 31,	December 31,
Description	2020	Additions	Credits	2020	2019
Acquisition and claims maintenance	$-	241,959	-	$241,959	$-
Program management and consultants	-	8,558	-	8,558	-
Option payment received	-	-	(147,500)	(147,500)	-
	-	250,517	(147,500)	103,017
Option revenue				48,684
				$151,701	$-

The following table summarizes the carrying values of Exploration and Evaluations Assets by properties as at December 31, 2020 and 2019:

	As at	As at
Description	December 31, 2020	December 31, 2019
Bathurst Property	$75,000	$-
Hees Property	75,000	-
Bullfrog South Property	1,701	-
	$151,701	$-

Bathurst property

On November 9, 2020, the Company entered into an agreement with two arm’s length parties to acquire the Bathurst property, a property consisting of 7 claims located in Ontario, for the purchase price of $75,000. Pursuant to the agreement, the Company also granted a 0.5% NSR royalty on the property.

Subsequent to year-end, on February 4, 2021, Abitibi Royalties signed an option agreement with Xplore Resources Corp. (“Xplore”) on the property. Xplore may earn a 100% interest in the project by completing the following: (a) Execution of Letter of Intent (“LOI”): Issue to Abitibi Royalties $62,500 in common shares of Xplore based on the daily volume weighted average (the “VWAP”) price of Xplore’s shares for the 14-day period preceding the execution of the LOI; and, issuance to Abitibi Royalties $125,000 in common shares of Xplore based on the VWAP price of Xplore’s shares for the 14-day period preceding the execution of the first anniversary date and issuance to Abitibi Royalties $150,000 in common shares of Xplore based on the VWAP price of Xplore’s shares for the 14-day period preceding the execution of the second anniversary date.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

7) EXPLORATION AND EVALUATION ASSETS (continued)

On completing the share issuance obligations, Abitibi Royalties will be granted a 1.5% NSR on the property. Xplore has also agreed to complete sufficient exploration work on the property to maintain the project in good standing during the time of the option agreement.

Hees Property

On December 11, 2020, the Company entered into an agreement with two arm’s length parties to acquire the Hees property, a property consisting of 30 claims located in Ontario, for the purchase price of $75,000. Pursuant to the agreement, the Company also granted a 0.5% NSR royalty on the property.

Bullfrog South Project

On September 17 2020, the Company staked the Bullfrog South Project, located in Nevada’s Bullfrog Gold District.

On December 9, 2020, the Company entered into a mining option agreement with Augusta Gold Inc. (“Augusta”) on the Bullfrog South property. In accordance with the option agreement, Augusta may earn a 100% interest in the project for $150,000 payable in cash or common shares over a period of two years. If Augusta exercises the option, Abitibi Royalties will be granted a 2% NSR on the optioned property, with Augusta retaining an option to purchase 0.5% of the NSR for $500,000 on or before December 9, 2030.

For the year ended December 31, 2020, the Company recognized a receivable of $25,000 relating to this mining option agreement which was recorded against the carrying value of the exploration and evaluation assets relating to the Bullfrog South property.

Hammond Reef South property

On June 2, 2020, the Company entered into an agreement with two arm’s length parties to acquire the Hammond Reef property, a property consisting of 49 claims located in Ontario, for the purchase price of $70,000. Pursuant to the agreement, the Company also granted one of the parties a 0.5% NSR royalty on the property. The Company incurred claim and other fees of $3,816 on completion of the transaction.

On July 27, 2020, the Company entered into a mining option agreement with Victory Resources Corporation (“Victory”) on the Hammond Reef South property. In accordance with the option agreement, in order to acquire a 100% interest in the property, Victory must: (i) issue to Abitibi Royalties, over a two-year period, cash consideration of $275,000 and share consideration of 2,750,000 common shares in its capital; and (ii) incur exploration expenditures in an aggregate amount of $550,000 over a three-year period, of which a minimum of $25,000 is to be spent in the first year of the option agreement. Once the option is exercised, the Company will retain a 2.0% NSR on the property.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

7) EXPLORATION AND EVALUATION ASSETS (continued)

For the year ended December 31, 2020, the Company received the cash consideration of $50,000 and share consideration of 500,000, with a fair value of $72,500, in the common shares of Victory relating to this mining option agreement. Both cash and share considerations have been recorded against the carrying value of the exploration and evaluation assets relating to the Hammond Reef South property, with the remaining difference of $48,684 being recognized as revenue.

As Victory has not fulfilled its obligations in order to extend the option agreement, on August 24, 2021, the option agreement was terminated with a final cash payment from Victory to the Company in the amount of $6,000.

8) ROYALTY INTERESTS

Main royalty interests

Malartic CHL 3% Royalty - Malartic, Québec

The area covered by the 3% NSR starts at the eastern edge of the Canadian Malartic Mine main open pit operated by Canadian Malartic GP (50% owned by Agnico Eagle Mines Limited (“Agnico Eagle”) and Yamana Gold Inc. (“Yamana”)). The 3% NSR also covers a number of known mineralized zones; the eastern part of the Barnat Extension, the Jeffrey Zone and portions of the East Malartic, Odyssey, Sladen and Sheehan. The various underground zones are known as the Odyssey Project.

For the year ended December 31, 2020, the Company earned royalties in the amount of $685,698 (or US$524,434) from this royalty interest, of which $425,180 (or US$333,946), representing the royalties earned for the fourth quarter of 2020, is a receivable as at December 31, 2020. For the year ended December 31, 2019, the Company earned royalties in the amount of $3,037,260 (or US$2,315,090) from this royalty interest, of which $999,252 (or US$769,366), representing the royalties earned for the fourth quarter of 2019, is a receivable as at December 31, 2019.

Canadian Malartic 2% Royalty - Malartic, Québec

The area covered by the 2% NSR is on a single claim located just to the south of the Canadian Malartic open pit, and covers the eastern portion of the Gouldie Zone and Charlie Zone.

Other royalty interests

The Company’s other royalty interest are as follows:

■	Revillard Property 2% Royalty - Malartic, Québec
■	15% Net Profit Interest (“NPI”) in the vicinity of Canadian Malartic Mine - Malartic, Québec
■	Midway Project 1.5% Royalty - Malartic, Québec
■	1.5% Royalty in the Abitibi region, Québec
■	1.0% NSR on the New Alger Project in the Abitibi region, Québec

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

8) ROYALTY INTERESTS (continued)

In May 2020, the Company entered into a series of agreements to acquire, with a purchase price of $36,000, a package of royalties south of the Canadian Malartic Mine and also southeast of the Agnico Eagle’s Goldex Mine. The agreements also entitled the Company to 15% of the gross proceeds (cash and shares) should the underlying properties be sold or joint ventured. The royalties are located immediately south of the Canadian Malartic Mine and approximately three kilometres southeast of the Goldex Mine. The projects are owned and operated by Tamarack Gold Resources Inc. The Company incurred fees of $1,701 on completion of the transaction.

9) INVESTMENTS

	As at December 31, 2020		As at December 31, 2019
	Number of shares	Fair value	Number of shares	Fair value
Yamana Gold Inc.	2,105,895	$15,309,857	3,443,895	$17,701,620
Agnico Eagle Mines Limited	375,897	33,676,612	408,597	32,679,588
		48,986,469		50,381,208
Other investments		515,447		255,530
		$49,501,916		$50,636,738

For the year ended December 31, 2020, the Company was called to deliver 394,100 common shares of Agnico Eagle at share prices ranging from US$42.00 to US$55.00 per share and received, net of commissions, $25,633,349 (or US$19,551,262). The Company was also called to deliver 1,338,000 common shares of Yamana at share prices ranging from US$2.50 to US$5.00 per share and received, net of commissions, $6,104,262 (or US$4,704,309). In addition, the Company was called to purchase 361,400 common shares of Agnico Eagle at a share price of US$45.00 per share and paid, before commissions, $23,566,713 (or US$16,263,000).

For the year ended December 31, 2019, the Company was called to deliver 6,000 common shares of Agnico Eagle (2,500 at US$43.00, 2,500 at US$47.00 and 1,000 at US$49.00) and received, net of commissions, $358,619 (or US$270,922). The Company was also called to deliver 105,800 common shares of Yamana (47,600 at US$2.50, 6,900 at US$3.00 and 51,300 at US$3.50) and received, net of commissions, $415,032 (or US$316,287).

Restricted cash

Restricted cash represents funds held as collateral on the put option contracts referred to in the Derivative financial instruments below. The funds will become unrestricted once the put option contracts are exercised, repurchased or expired. Restricted cash of $385,415 (or US$302,405) as at December 31, 2020 relates to funds held as collateral on the outstanding put option contracts of 99,300 shares of Agnico as at December 31, 2020. No cash is restricted as at December 31, 2019 as there are no outstanding put option contracts.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

10) DERIVATIVE FINANCIAL INSTRUMENTS

The total call/put options outstanding as at December 31, 2020 and 2019 are as follows:

	Expiry date	Number of shares under option	Exercise price range (USD)	Market value as at December 31, 2020
Calls
Yamana	January 15, 2021	1,247,000	$ 3.00 to 7.00	$1,574,731
Yamana	April 16, 2021	320,000	$ 7.00 to 10.00	52,329
Yamana	July 16, 2021	140,000	$ 8.00	57,039
Yamana	January 21, 2022	367,700	$ 4.50 to 10.00	522,730
Yamana	January 2, 2023	2,100	$ 10.00	3,208
Agnico	January 15, 2021	118,300	$ 50.00 to 85.00	761,259
Agnico	February 19, 2021	82,200	$ 85.00 to 100.00	53,360
Agnico	May 21, 2021	57,400	$ 85.00 to 100.00	83,013
Agnico	January 21, 2022	103,600	$ 60.00 to 100.00	929,767
Agnico	January 20, 2023	8,000	$ 85.00 to 100.00	83,420
Puts
Agnico	February 19, 2021	56,000	$ 40.00 to 45.00	22,217
Agnico	January 21, 2022	43,300	$ 40.00 to 45.00	100,245
		2,545,600		$4,243,318

	Expiry date	Number of shares under option	Exercise price range (USD)	Market value as at December 31, 2019

Yamana	January 17, 2020	2,220,300	$2.50 to 4.50	$1,048,113
Yamana	January 15, 2021	1,165,800	$3.00 to 5.00	1,135,729
Yamana	January 21, 2022	57,700	$4.50	71,194
Agnico	January 17, 2020	350,800	$43.00 to 55.00	5,528,316
Agnico	January 15, 2021	57,700	$42.00 to 50.00	1,195,695
		3,852,300		$8,979,047

Refer to Note 21 “Subsequent Events”

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

10) DERIVATIVE FINANCIAL INSTRUMENTS

For fiscal year 2020, the Company sold 21,418 call contracts (3,701 calls on Agnico shares and 17,717 calls on Yamana shares) and 5,977 put contracts on Agnico shares for total proceeds of $3,582,525 (or US$2,665,886). In addition, 1,370 put contracts expired and 3,614 put contracts were exercised on Agnico shares. Furthermore, 7,050 contracts were repurchased before expiration (150 calls on Agnico and 6,900 calls on Yamana) for which the Company paid $53,116 (or US$40,740).

For fiscal year 2019, the Company sold 25,223 call contracts (1,573 calls on Agnico shares and 23,650 calls on Yamana Gold shares) for total proceeds of $1,232,964 (or US$935,160). In addition, 1,887 call contracts expired (460 calls on Agnico and 1,427 calls on Yamana). Furthermore, 19,600 contracts were repurchased before expiration (778 calls on Agnico and 18,822 calls on Yamana) for which the Company paid $131,050 (or US$97,093).

11) INCOME TAXES

Total income tax expense (recovery)

The components of income tax expense for the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
Current tax expense	$2,464,798	$-
Deferred tax expense (recovery)	(552,127)	1,813,320
Total tax expense	$1,912,671	$1,813,320

Relationship between expected tax expense and accounting profit or loss

The relationship between the expensed tax expense based on the combined federal and provincial income tax rate in Canada and the reported tax expense is as follows:

For the year ended December 31.	2020	2019
Net income for the year before income taxes	$16,594,238	$13,072,913
Expected tax expense calculated using the combined Federal and Provincial at combined statutory rate in Canada of 26.50% (26.60% in 2019)	$4,397,473	$3,477,395
Non-taxable portion of gain on investments	(2,312,330)	(1,557,615)
Non-taxable dividends received	(169,584)	(116,353)
Tax benefits not recognized	3,017	-
Effect of tax rates in a foreign jurisdiction	791	-
Other	(6,696)	9,893
Income tax expense	$1,912,671	$1,813,320

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

11) INCOME TAXES (continued)

The statutory tax rate for 2020 and 2019 were 26.50% and 26.60%, respectively. The Québec general corporate tax rate has decreased at a rate of 0.10% per year from 11.80% to 11.50% beginning January 1 of each year from 2017 to 2020.

Deferred tax assets (liabilities) and variation of recognized amounts

	As at January 1,	Recognized in	As at December 31,
	2020	profit or loss	2020
Exploration and evaluation assets	$687,841	$(367,828)	$320,013
Investments	(6,047,641)	2,465,445	(3,582,196)
Share issuance costs	8,389	(2,103)	6,286
Non-capital losses	915,903	(915,903)	-
Derivative financial instruments	1,189,723	(627,484)	562,239
	$(3,245,785)	$552,127	$(2,693,658)

	As at January 1,	Recognized in	As at December 31,
	2019	profit or loss	2019
Exploration and evaluation assets	$687,695	$146	$687,841
Investments	(3,898,056)	(2,149,585)	(6,047,641)
Share issuance costs		8,389	8,389
Non-capital losses	1,433,943	(518,040)	915,903
Derivative financial instruments	343,953	845,770	1,189,723
	$(1,432,465)	$(1,813,320)	$(3,245,785)

12) EQUITY

a) Capital stock

The capital stock of the Company consists only of fully paid common shares.

Authorized

■	Unlimited number of common shares, without par value, voting and participating.
■	Unlimited number of preferred shares, without par value, non-participating. The directors will define the rights, privileges, restrictions and conditions of these shares upon issuance.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

12) EQUITY

b) Issued

Exercise of incentive stock options

For the year ended December 31, 2020, there were no incentive stock options exercisable nor available under the stock option plan eligible for grant.

For the year ended December 31, 2019, the Company issued 81,171 of its common shares for a total consideration of $226,713 from the exercise of stock options at prices varying from $2.18 per share (47,733 stock options), $3.62 per share (13,438 stock options) and $3.70 per share (20,000 stock options).

c) Dividends

On January 20, 2020, the Company’s Board of Directors approved a 25% dividend increase from $0.12 to $0.15 per common share on an annualized basis. The payment of dividends has also changed from quarterly to monthly. The increased dividend amount and the payment of dividends from quarterly to monthly began in April 2020.

On December 7, 2020, the Company’s Board of Directors further approved a 20% dividend increase from $0.15 to $0.18 per common share on an annualized basis.

d) Normal Course Issuer Bid

On September 23, 2019, the Company announced it received conditional acceptance to renew its NCIB for another year until October 5, 2020. The approval allows the Company to purchase up to 626,695 (representing 5% of the Company’s total issued and outstanding common shares) of its common shares.

On September 24, 2020, the Company announced it received conditional acceptance to renew its NCIB for another year until October 5, 2021. This new approval allowed the Company to purchase up to 624,145 (representing 5% of the Company’s total issued and outstanding common shares) of its common shares.

For the year ended December 31, 2020, the Company repurchased and cancelled 48,100 shares at prices varying from $15.14 to $26.00 per share for a total of $994,051. For the year ended December 31, 2019, the Company repurchased and cancelled 61,100 of its common shares at prices varying from $9.40 to $16.15 for a total of $778,649.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

13) REMUNERATION

a) Salaries and employee benefits expense

The Company has implemented an Executive Compensation Policy (the “Policy”) which approved certain amounts being paid and accrued to directors and officers. The Company’s executives receive a salary in accordance with the amounts approved in the Policy and monthly accruals were being recorded to cover the total estimated meeting fee remuneration payable to directors. The directors and executive officers are also entitled to receive incentive stock options. The Company does not offer any other benefits or perquisites to its directors and executive officers. Refer below for the non-renewal of the stock option plan.

The Chairman of the Board, the President and CEO, and the Chief Financial Officer of the Company are subject to Executive Employment Agreements (“Employment Agreements”) which define their current remuneration and benefits. The Employment Agreements also provide for market standard payments on termination of employment without cause or following a change of control which could amount up to twice base salary and bonus, continuation of benefits and certain vesting acceleration clauses on restricted shares units and options.

b) Share-based payments

Stock option plan

The Company has adopted a 20% fixed option plan (the “Plan”) in 2013. Pursuant to the Plan, options, for an aggregate total of 1,740,200 common shares, (representing 20% of the issued number of common shares outstanding at the time) may be granted to its directors, officers, employees, consultants or management companies employees from time to time. The exercise price of each option is fixed by the Board of Directors, but would not be less than the closing price of the Company’s share on the trading day immediately prior to the date of grant less any discount permitted by the TSX Venture Exchange (the “Exchange”); if no sales were reported, it would be the sales closing price on the last trading day immediately prior to the date of grant on which sales were reported. The vesting period of the options would be determined by the Board of Directors, in accordance with the rules and regulations of the Exchange.

The Company has not renewed its stock option plan and has not granted stock options under the current plan since 2014. There are no stock options available under the plan eligible for grant.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

14) PROFESSIONAL FEES

The following table shows professional fees for the year ended December 31, 2020 and 2019:

	2020	2019
Media relations and other consultants	$208,244	$215,141
Legal fees	134,459	165,829
Exchange, regulatory and transfer agent fees	124,325	98,691
Audit, tax and accounting fees	92,323	69,619
	$559,351	$549,280

15) EARNINGS PER SHARE

Earnings per share has been calculated using the weighted average number of common shares outstanding for the year ended December 31, 2020 and 2019 as follows:

	For the year ended December 31,
	2020	2019
Net income for the year attributable to shareholders	$14,681,567	$11,259,593
Weighted average number of common shares outstanding - Basic	12,497,653	12,513,118
Dilutive effect of stock options	-	-
Weighted average number of common shares outstanding - Diluted	12,497,653	12,513,118
Basic earnings per share	$1.17	$0.90
Diluted earnings per share	$1.17	$0.90

Both the basic and diluted earnings per share have been calculated using the net income attributable to owners of the Company as the numerator, i.e. no adjustment to the net income was necessary in either of the years ended December 31, 2020 and 2019.

16) RELATED PARTY TRANSACTIONS

a) Transactions with the major shareholder

Effective July 1, 2020, the Company entered into a cost sharing arrangement (the “Sharing Arrangement”) with Golden Valley, pursuant to which Golden Valley will provide certain management and financial services such as office space and administrative support relating to the exploration offices located at 2864 Chemin Sullivan, Val-d’Or, Québec, J9P 0B9, in consideration of $21,404 per year (the “reimbursement”), payable on a monthly basis. The Sharing Arrangement provides for the reimbursement to be reviewed on an annual basis.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

16) RELATED PARTY TRANSACTIONS (continued)

a) Transactions with the major shareholder (continued)

For the year ended December 31, 2020, Golden Valley recharged general and office expenses to the Company for a total amount of $35,944 (for the year ended December 31, 2019 - $51,600).

For efficiency reasons, where the Company and Golden Valley are dealing with the same suppliers one may pay for both and be reimbursed by the other. As at December 31, 2020, the Company had indebtedness of $10,956 to Golden Valley (December 31, 2019 - $6,577), which is included in accounts payable and accrued liabilities.

b) Transactions with related parties

For the year ended December 31, 2020, the Company was recharged general and office expenses of $1,059 (for the year ended December 31, 2019 - $17,044) from Val-d’Or Mining Corporation (“Val-d’Or Mining”), an entity that has common key management personnel with the Company.

For efficiency reasons, where the Company and Val-d’Or Mining are dealing with the same suppliers one may pay for both and be reimbursed by the other. As at December 31, 2020, the Company had indebtedness of $nil (December 31, 2019 – payable of $1,408) to Val-d’Or Mining, which is included in accounts payable and accrued liabilities.

c) Transactions with key management

Key management personnel of the Company are the members of the Board of Directors, as well as the President and Chief Executive Officer and the Chief Financial Officer. For the years ended December 31, 2020 and 2019, the compensation paid to key management is presented below:

	2020	2019
Salaries and benefits	$812,359	$658,434
Bonus and other payments	521,600	306,072
Meeting fees	150,000	150,000
Payroll levies	73,210	125,194
	$1,557,169	$1,239,700

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

16) RELATED PARTY TRANSACTIONS (continued)

Bonus and other payments include (a) fiscal year 2020 bonuses and other renumeration totaling performance-based bonuses of $311,600 (2019 - $241,525) for the Chairman of the Board, the President and Chief Executive Officer, and the Chief Financial Officer; (b) long-term incentive share purchase special allocations of $170,000 (2019 - $nil) for the officers and directors, of which the after-tax proceeds will be used by the recipients to purchase shares of the Company in the secondary market and are to retain such shares while serving as directors and officers of the Company and (c) vacation accruals of $40,000 (2019 -$64,547).

Payroll levies are the Company’s contributions to mandatory governmental benefits plans related to salaries, meetings fees and taxable benefits on exercise of incentive stock options.

■	At the end of fiscal year 2020, some of the salaries, meeting fees and bonuses disclosed above had not been paid and were included in current liabilities. At December 31, 2020, $559,100 (2019 - $286,165) was included in account payables and accrued liabilities.

■	The President and Chief Executive Officer is using his Toronto property as an office for the Company and is being reimbursed the expenses related to the premises (rent and municipal taxes representing about $2,000 per quarter). For the year ended December 31, 2020, the Company has paid $7,362 (2019 - $8,196) for the Toronto office.

17) CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company’s objectives in managing capital are to safeguard its ability to continue its operations, to increase the value of the assets of the business and to provide an adequate return to owners. These objectives will be achieved by identifying and acquiring the right potential royalty rights. The Company’s capital is composed of its shareholders’ equity. There were no changes in the Company’s capital management approach for 2020.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares or repurchase shares under its Normal Course Issuer Bid to improve its financial performance and flexibility. The Company monitors capital on the basis of the carrying amount of equity. Capital for reporting period under review is summarized in the Statement of Changes in Equity. The Company is not subject to any externally imposed capital requirements.

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ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

18) FAIR VALUE MEASUREMENT

Financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy.

The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

■	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
■	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,
■	Level 3: unobservable inputs for the assets or liabilities.

The fair value of the investments and the derivative financial instruments have been estimated by reference to their quoted prices at the reporting date. The investments and the derivative financial instruments measured at fair value in the statement of financial position as at December 31, 2020 and 2019 are classified in Level 1.

35

ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

18) FAIR VALUE MEASUREMENTS (continued)

The carrying amounts and fair value of financial instruments presented in the statement of financial position are as follows:

	December 31, 2020		December 31, 2019
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Financial assets at amortized costs
Cash	$12,998,678	$12,998,678	$2,457,178	$2,457,178
Restricted cash	385,415	385,415	-	-
Royalty receivables	425,180	425,180	999,252	999,252
Other receivables	95,361	95,361	44,729	44,729
Financial assets at fair value through profit and loss
Investments (level 1)	49,501,916	49,501,916	50,636,738	50,636,738
	$63,406,550	$63,406,550	$54,137,897	$54,137,897
Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	$727,968	727,968	$361,314	361,314
Financial liabilities measured at fair value through profit and loss
Derivatives financial instruments (level 1)	4,243,318	4,243,318	8,979,047	8,979,047
	$4,971,286	$4,971,286	$9,340,361	$9,340,361

The carrying value of cash, restricted cash, royalty and other receivables and accounts payable and accrued liabilities (excluding payables related to salaries and employee benefits) is considered to be a reasonable expectation of fair value because of the short-term maturity of these instruments.

19) FINANCIAL INSTRUMENT RISKS

Financial risk

The Company is exposed to various financial risks in relation to its financial instruments. The main types of risks the Company is exposed to are market risk, credit risk and liquidity risk. The Company focuses on actively securing short to medium-term cash flow by minimizing the exposure to financial markets.

36

ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

19) FINANCIAL INSTRUMENT RISKS (continued)

The Company’s main financial risk exposure and its financial risk management policies are as follows:

a) Credit risk

Credit risk relates to the risk that one party to a financial instrument will not fulfil some or all of its obligations, thereby causing the Company to sustain a financial loss.

As at December 31, 2020 and 2019, the Company maximum exposure to credit risk is limited to the carrying amount of the financial assets at the reporting date as summarized below:

	2020	2019
Cash	$12,998,678	$2,457,178
Restricted cash	385,415	-
Royalty receivable	425,180	999,252
Other receivables	95,361	44,729
	$13,904,634	$3,501,159

The risk related to cash and restricted cash is considered negligible as the Company is dealing with a reputable financial institution whose credit rating is excellent. The Company’s management considers that the above financial assets is of good credit quality. The credit risk exposure for the Company’s royalty, dividends and other receivables is considered minimal as these receivables have since been received subsequent to year-end.

b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has potential financing sources. The Company establishes budget and cash estimates to ensure it has the necessary funds to fulfil its obligations.

37

ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

19) FINANCIAL INSTRUMENT RISKS (continued)

The following table presents contractual maturities of the Company’s financial liabilities:

	As at December 31,
	2020	2019
Within three months
Accounts payable and accrued liabilities	$727,968	$361,314
Derivative financial instruments	2,411,567	6,576,429
	$3,139,535	$6,937,743
Three to six months
Derivative financial instruments	$135,341	$-
	$135,341	$-
Twelve to thirty six months
Derivative financial instruments	$1,696,410	$2,402,618
	$1,696,410	$2,402,618

The Company’s existing cash resources significantly exceed the current cash outflow requirements.

c) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to the following two types of market risk: foreign currency risk and other price risk:

Foreign currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Most of the Company’s transactions are carried out in Canadian dollars. Currency risk arises from the Company’s cash, dividends and royalty revenues in foreign currency, which are primarily denominated in U.S. dollars. The Company does not enter into arrangements to hedge its foreign exchange risk.

38

ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

19) FINANCIAL INSTRUMENT RISKS (continued)

Foreign currency denominated financial assets and liabilities in U.S. dollars, and which expose the Company to the currency risk are as follows:

	As at December 31,
	2020	2019
Cash	$7,125,721	$1,737,268
Restricted cash	302,405	-
Royalty receivable	333,946	769,366
Dividend receivables	54,251	35,497
Accounts payable and accrued liabilities	(3,040)	-
Derivative financial instrument	(3,332,798)	(6,913,341)
	$4,480,485	$(4,371,210)

A +/- 1% change in the Canadian /U.S. exchange rate as at December 31, 2020 would have had an impact of +/- $57,046 at December 31, 2020 on profit or loss of the period and equity.

Other price risk sensitivity

The Company is exposed to fluctuations in the market prices of its investments in quoted mining exploration companies and its derivative financial instruments. The fair value of those instruments represents the maximum exposure to price risk. If the quoted price for the investments and the derivative financial instruments had changed by +/- 1% as at December 31, 2020 other comprehensive income would have changed by +/- $495,019.

20) COMMITMENT

The Company has entered into agreements with officers that include termination and change of control clauses. In the case of termination, the officers are entitled to an amount equal to a multiple (ranging from one to two times) the annual base fee payable. In the case of a change of control, the officers are entitled to an amount equal to a multiple (ranging from one to two times) the sum of the annual base fee. As at December 31, 2020, total possible future payments relating to the officers’ base fees under these agreements amount to $1,433,000, which future payments increased to $1,545,000 effective January 1, 2021.

39

ABITIBI ROYALTIES INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

21) SUBSEQUENT EVENTS

NCIB program

Subsequent to year end, the Company repurchased 11,600 of its common shares at prices between $21.70 and $25.98 per share for a total price of $269,391.

Derivative financial instruments

Subsequent to year end, the Company was called to deliver 37,700 common shares of Agnico Eagle at share prices ranging from US$50.00 to US$65.00 per share and received, net of commissions, $2,722,806 (or US$2,139,898) and 1,026,000 common shares of Yamana at share prices ranging from US$3.00 to US$5.00 per share and received, net of commissions, $6,971,111 (or US$5,484,388).

Acquisition of Abitibi Royalties by Gold Royalty Corp.

On September 7, 2021, Golden Valley, Abitibi Royalties and Gold Royalty announced that they entered into definitive agreements dated September 6, 2021, pursuant to which Gold Royalty acquired all of the issued and outstanding common shares of each of Golden Valley and Abitibi Royalties by way of statutory plans of arrangement (the “Arrangements”). The Arrangements were completed on November 5, 2021 whereby Gold Royalty issued 4.6119 of its shares to Abitibi Royalties shareholders for each Abitibi Royalties common share; and Gold Royalty issued 2.1417 of its shares to Golden Valley shareholders for each Golden Valley common share.

40